PROSPECTUS SUPPLEMENT To Prospectus dated June 3, 2025	Filed Pursuant to 424(b)(3) Registration No. 333-287729

21,000,653 shares of common stock

This prospectus supplement is being filed to update and supplement the information solely with respect to the PEPA and Series G Preferred Stock contained in the prospectus dated June 3, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-3ASR (File No. 333-287729) (the “Registration Statement”). Of the 36,705,883 shares of our common stock, par value $0.001 (“common stock”), issuable upon conversion of the Series G Preferred Stock to the selling stockholders pursuant to the PEPA, the number of shares of our common stock covered by this prospectus supplement has been adjusted to reflect that 18,705,230 shares were previously sold by the selling stockholders pursuant to the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

On April 30, 2025, we entered into the PEPA with the selling stockholders for the issuance and sale of up to 156,000 shares of Series G Preferred Stock. As of the date of this prospectus supplement, the Company issued 156,000 shares of the Series G Preferred Stock to the selling stockholders, and upon full conversion thereof, 20,969,373 shares of our common stock, the resale of which is covered by the Registration Statement and the Prospectus. On August 14, 2025, we entered into the first amendment (the “Amendment”) to the PEPA, in order to increase our access to capital to fund the continued construction and development of our Polaris Forge 1 data center in Ellendale, North Dakota. The Amendment amends the PEPA to, among other things, (i) increase the aggregate commitment amount of the shares of Series G Preferred Stock from $150 million to $300 million, (ii) increase our access to capital by removing the Put Limitation (as defined in the PEPA) that had previously limited the aggregate purchase price for any Put Issuance (as defined in the PEPA) to no more than $75 million, and (iii) decrease the original issue discount from 4% to 2%.

In connection with the Amendment, on August 14, 2025, we filed an amendment (the “Certificate of Designation Amendment”) to the Series G Certificate of Designation, originally filed with the Secretary of State of the State of Nevada on April 30, 2025. The Certificate of Designation Amendment amends the Series G Certificate of Designation to, among other things, (i) increase the initial Floor Price (as set forth in Section 1.5(c)(i) of the Series G Certificate of Designation) to $12.50 from $4.25, and (ii) change the limit below which the Floor Price may not be reduced (as set forth in Section 1.5(c)(ii) of the Series G Certificate of Designation) to $4.33 from $1.34. The Floor Price sets the minimum floor for the conversion price of the Series G Preferred Stock, which price may not be reduced unless we determine to do so in our discretion.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should carefully read the Prospectus, this prospectus supplement and any prospectus supplement or amendment before you invest in our common stock. You also should read the documents we have referred you to in the “Where You Can Find More Information” section of the Prospectus for information about us and our financial statements.

Our common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “APLD.” On August 20, 2025, the last reported sale price of our common stock on Nasdaq was $15.72 per share.

Our executive office is located at 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas 75219, and our phone number is (214) 427-1704. Our principal website address is www.applieddigital.com.

Investing in our securities involves risks. Before making an investment decisions, you should carefully review the information contained in the Prospectus under the heading “Risk Factors” beginning on page 7 of the Prospectus, as well as the risks and uncertainties described in our Annual Report on Form 10-K for the fiscal year ended May 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2025, as supplemented by the other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is August 22, 2025.

2

PRIVATE PLACEMENTS

PEPA

On April 30, 2025, we entered into the PEPA with the selling stockholders initially for the issuance and sale of up to 156,000 shares of Series G Preferred Stock, pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The shares of the Series G Preferred Stock may be put to the selling stockholders from time to time at our discretion during the period commencing on the Commitment Date and terminating on the earlier of (i) August 14, 2028, (ii) the date on which the selling stockholders shall have made payment of the aggregate Purchase Price (as defined in the PEPA) for Put Issuances (as defined in the PEPA) pursuant to the PEPA equal to the Commitment Amount (as defined in the PEPA) or (iii) such date as there ceases to be a sufficient number of authorized but unissued shares of common stock remaining under the Exchange Cap (as defined below). As of the date of this prospectus supplement, we issued 156,000 shares of the Series G Preferred Stock, which shares were subsequently converted by the selling stockholders into 20,969,373 shares of our common stock and, in accordance with the Certificate of Designations Amendment, 153,000 shares of Series G Preferred Stock again became available for issuance under the PEPA. On August 14, 2025, we entered into the Amendment in order to increase our access to capital to fund the continued construction and development of Polaris Forge 1. The Amendment amends the PEPA to, among other things, (a) increase the aggregate commitment amount of the shares of Series G Preferred Stock from $150 million to $300 million, (b) increase our access to capital by removing the Put Limitation (as defined in the PEPA) that had previously limited the aggregate purchase price for any Put Issuance (as defined in the PEPA) to no more than $75 million, and (c) decrease the original issue discount from 4% to 2%. The maximum number of additional shares of Series G Preferred Stock issuable upon a Put Notice (as defined in the PEPA) under the PEPA, as amended by the Amendment, is 153,000.

Pursuant to the PEPA, we agreed to prepare and file with the SEC the Registration Statement, of which the Prospectus, as amended and supplement by this prospectus supplement, forms a part, registering the resale of the shares of common stock issuable upon the conversion of the shares of Series G Preferred Stock as soon as practicable after June 2, 2025, but in any case, no later than June 9, 2025 (subject to certain exceptions). The Registration Statement was filed on June 3, 2025 and became effective upon filing.

We are filing this prospectus supplement to supplement the disclosure set forth in the Prospectus with respect to the PEPA and the Series G Certificate of Designation, as amended by the Amendment and the Certificate of Designation Amendment, respectively.

The Series G Preferred Stock became convertible on June 3, 2025, the date on which a registration statement covering the resale of the shares of common stock underlying the Series G Preferred Stock was declared effective by the SEC. Conversion of the Series G Preferred Stock is subject to a customary 4.99% beneficial ownership limitation, as well as a 19.99% conversion limitation pursuant to the applicable Nasdaq Listing Rules (the “Exchange Cap”).

On each conversion date, the conversion price for the Series G Preferred Stock being converted (the “Conversion Price”) will equal the greater of (i) 95% of the lowest daily Volume Weighted Average Price for each of the five trading days immediately preceding the conversion date and (ii) the initial floor price of $12.50, which may be reduced by the Company at any time in its sole discretion, but in no event below $4.33 (as may be adjusted from time to time, the “Floor Price”). Based on its initial stated value of $1,000 per share and the $12.50 initial Floor Price, the 153,000 shares of Series G Preferred Stock issuable pursuant to the Amendment would be convertible into an aggregate of 12,240,000 shares of common stock.

3

If any selling stockholder is prevented from converting any portion of its Series G Preferred Stock because of the Exchange Cap, and such limitation continues for 18 months following the date that is 18 months following the issuance of such Series G Preferred Stock, or, if earlier, the date that is 36 months following the Commitment Date, then the portion of the Series G Preferred Stock held by such selling stockholder at such time shall be redeemed by the Company, within 10 trading days after such earlier date, at a price equal to 110% of $1,000, the stated value of such Series G Preferred Stock.

If, (i) the Volume Weighted Average Price (as defined in the Series G Certificate of Designation) for any trading day falls below the Floor Price, as may be adjusted from time to time, and then remains below the Floor Price for 10 consecutive trading days (which 10 consecutive trading day period shall not include any days prior to the original issuance date of the applicable Series G Preferred Stock) (the “VWAP Condition”) and (ii) while such VWAP Condition is met a selling stockholder delivers a Notice of Conversion (as defined in the Series G Certificate of Designation) in respect of any portion of Series G Preferred Stock held by such selling stockholder at such time (together, the “VWAP Limitation”), then such Notice of Conversion shall state whether such selling stockholder elects to either (x) convert the Series G Preferred Stock at the Conversion Price then in effect or (y) condition the conversion of the Series G Preferred stock on the Company electing to reduce the Floor Price, effective prior to effecting such conversion, to ninety-five percent (95%) of the lowest Volume Weighted Average Price during the five (5) Trading Day period immediately preceding and ending on the trading day immediately preceding such date of conversion (a “Conditional Notice of Conversion”). If the Company receives a Conditional Notice of Conversion, then the Company shall, at its election, (i) reduce the Floor Price as described in clause (y) of the foregoing sentence prior to giving effect to such conversion and, upon such election, the conversion shall be effected at such reduced Floor Price in accordance with the terms of the Series G Certificate of Designation, as amended by the Certificate of Designation Amendment, or (ii) in lieu of reducing the Floor Price and effecting such conversion, redeem such Series G Preferred Stock and pay to such selling stockholder, on a monthly basis beginning on the 1st day of the 1st month following the date of conversion in respect of such Conditional Notice of Conversion and continuing for 11 months thereafter, an amount equal to 1/12th of 105% of $1,000, the stated value of such Series G Preferred Stock; provided, however, that if the date that is 18 months following issuance of such Series G Preferred Stock, or, if earlier, the date that is 36 months following the Commitment Date, occurs during such 12-month period, then payment of the balance, if any, shall accelerate and become due and payable by the Company within 10 trading days of such earlier date. If the VWAP Limitation is met at any time after the Commitment Date and continues for each trading day through the date that is 18 months following issuance of such Series G Preferred Stock, or, if earlier, the date that is 36 months following the Commitment Date, and during such period a selling stockholder does not deliver a Notice of Conversion (or Conditional Notice of Conversion) in respect of any portion of its Series G Preferred Stock held by such selling stockholder at such time, then all Series G Preferred Stock held by such selling stockholder on the date that is 18 months following issuance of such Series G Preferred Stock, or, if earlier, the date that is 36 months following the Commitment Date, shall be redeemed by the Company, within 10 trading days of the date of such earlier date, at a price equal to 110% of $1,000, the stated value of such Series G Preferred Stock. All such redemptions, if any, shall be paid in cash by the Company.

4

USE OF PROCEEDS

The common stock to be offered and sold using this prospectus supplement will be offered and sold by the selling stockholders named in this prospectus supplement. Accordingly, we will not receive any proceeds from any sale of shares of our common stock in this offering. However, we received $150 million in gross proceeds, before deducting offering expenses, from the prior issuances of 156,000 shares of Series G Preferred Stock in the aggregate to the selling stockholders pursuant to the PEPA, and may receive additional proceeds of up to $150 million, from our issuance of an additional 153,000 shares of Series G Preferred Stock in the aggregate to the selling stockholders pursuant to the Amendment. We intend to use the net proceeds from our issuance of the shares of Series G Preferred Stock for working capital and general corporate purposes. Our management has broad discretion over the allocation of the net proceeds from the issuance of the shares of Series G Preferred Stock. All the fees and expenses incurred in connection with the registration of the shares of our common stock offered by the selling stockholders pursuant to the Prospectus (as amended and supplemented by this prospectus supplement) were paid by us when we filed the Registration Statement.

5

SELLING STOCKHOLDERS

This prospectus supplement covers the resale of up to 21,000,653 shares of common stock, which includes (i) 2,264,143 shares of common stock issued to the selling stockholders pursuant to the PEPA in connection with the prior conversions of Series G Preferred Stock, (ii) 12,240,000 shares of common stock issuable upon conversion of an aggregate of 153,000 shares of Series G Preferred Stock issuable to the selling stockholders pursuant to the Amendment, based on its initial stated value of $1,000 per share and the $12.50 initial Floor Price and (iii) 3,000,000 shares of common stock issuable upon exercise of the Warrants. In accordance with the terms of the PEPA, this prospectus supplement generally covers the resale of at least the number of shares of common stock issuable upon conversion of the additional shares of Series G Preferred Stock issuable pursuant to the PEPA, as amended by the Amendment, based on the stated value of $1,000 per share and the $12.50 initial Floor Price. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below identifies the selling stockholders and provides other information regarding the beneficial ownership of the shares of common stock by the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock, as of August 18, 2025. The third column lists the shares of common stock being offered by this prospectus supplement by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus supplement.

Name of Selling Stockholder	Number of Shares of common stock Owned Prior to Offering		Maximum Number of Shares of common stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of common stock Owned After Offering (2)	Percentage of Shares of common stock Owned After Offering (3)

AFOB FIP MS, LLC (4)	10,424,543	(5)	10,424,543	0	-
B. Riley Wealth Management Holdings Inc. (6)	1,224,000	(7)	1,224,000	0	-
B. Riley Principal Investments, LLC (8)	1,631,600	(9)	1,631,600	0	-
B. Riley Securities, Inc. (10)	1,224,000	(11)	1,224,000	0	-
AI Bridge Funding LLC (12)	3,000,000	(13)	3,000,000	0	-

6

(1)	The number of shares of common stock offered by this prospectus supplement includes (i) 2,264,143 shares of common stock issued to the selling stockholders pursuant to the PEPA in connection with the prior conversions of Series G Preferred Stock, (ii) 12,240,000 shares of common stock issuable upon conversion of an aggregate of 153,000 shares of Series G Preferred Stock issuable to the selling stockholders pursuant to the Amendment, based on its initial stated value of $1,000 per share and the $12.50 initial Floor Price and (iii) 3,000,000 shares of common stock issuable upon exercise of the Warrants. The actual number of shares of common stock that may be issued to the selling stockholders in connection with any conversion of the Series G Preferred Stock issued pursuant to the PEPA, as amended by the Amendment, is not currently known.

(2)	Assumes the sale of all shares of common stock offered by the selling stockholders pursuant to the Prospectus, as amended and supplemented by this prospectus supplement.
(3)	Percentage is based on 262,034,137 shares of common stock outstanding as of August 18, 2025 (and rounded to the nearest tenth of a percent) and assumes the sale of all shares of common stock offered by the selling stockholders pursuant to the Prospectus, as amended and supplemented by this prospectus supplement.

(4)	All investment decisions for AFOB FIP MS, LLC are made by Fred Goldman, Treasurer of AFO Blackberry, LLC, AFOB FIP MS, LLC’s Managing Member. The business address of AFOB FIP MS, LLC is 1011 Lake Street, Suite 311 Oak Park, IL 60301.

(5)	Consists of (i) 2,264,143 shares of common stock issued to this selling stockholder pursuant to prior conversions of Series G Preferred Stock, offered by this selling stockholder pursuant to the Prospectus, as amended and supplemented by this prospectus supplement and (ii) 8,160,400 shares of common stock underlying 102,005 shares of Series G Preferred Stock issuable in the aggregate to this selling stockholder pursuant to the PEPA, as amended by the Amendment, based on its initial stated value of $1,000 per share and the $12.50 initial Floor Price.

(6)	All investment decisions for B. Riley Wealth Management Holdings Inc. are made by B. Riley Wealth Management Holdings Inc.’s Chief Executive Officer, Michael Mullen. B. Riley Wealth Management Holdings Inc. is a wholly owned subsidiary of B. Riley Financial, Inc. The business address of B. Riley Wealth Management Holdings Inc. is 40 South Main Street, Suite 160, Menphis Tennessee, 38103.

(7)	Consists of 1,224,000 shares of common stock underlying 15,300 shares of Series G Preferred Stock issuable in the aggregate to this selling stockholder pursuant to the PEPA, as amended by the Amendment, based on its initial stated value of $1,000 per share and the $12.50 initial Floor Price.

(8)	All investment decisions for B. Riley Principal Investments, LLC are made by B. Riley Principal Investments, LLC’s Chief Executive Officer, Bryant Riley. B. Riley Principal Investments, LLC is a wholly owned subsidiary of B. Riley Financial, Inc. The business address of B. Riley Principal Investments, LLC is 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025.

(9)	Consists of 1,631,600 shares of common stock underlying 20,395 shares of Series G Preferred Stock issuable in the aggregate to this selling stockholder pursuant to the PEPA, as amended by the Amendment, based on its initial stated value of $1,000 per share and the $12.50 initial Floor Price.

(10)	All investment decisions for B. Riley Securities, Inc. are made by B. Riley Securities, Inc.’s Co-Chief Executive Officer, Andy Moore. B. Riley Securities Holdings, Inc. is the holding company of B. Riley Securities, Inc., and B. Riley Financial, Inc. is the majority shareholder of B. Riley Securities Holdings, Inc. The business address of B. Riley Securities, Inc. is 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025.

(11)	Consists of 1,224,000 shares of common stock underlying 15,300 shares of Series G Preferred Stock issuable in the aggregate to this selling stockholder pursuant to the PEPA, as amended by the Amendment, based on its initial stated value of $1,000 per share and the $12.50 initial Floor Price.

(12)	All investment decisions for AI Bridge Funding LLC are made by AI Bridge Funding LLC’s Managing Member, Fred Goldman. The business address of AI Bridge Funding LLC is 1011 Lake Street, Suite 311 Oak Park, IL 60301.

(13)	Consists of the shares of common stock issuable upon exercise of the Warrants, without giving effect to any beneficial ownership limitations. The Warrants are subject to a beneficial ownership limitation of 4.99%, which limitation restricts AI Bridge Funding LLC from exercising that portion of the Warrants that would result in AI Bridge Funding LLC and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.

7